October 18, 2012

VIA EDGAR

Mr. John Ganley

Mr. Edward Bartz

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:            Munder Series Trust (“Registrant”) on behalf of Munder International Equity Fund and Munder International Fund-Core Equity File No. 333-183942; Form N-14 filed on EDGAR on September 17, 2012

Dear Mr. Ganley:

This letter responds to additional comments (provided telephonically to Jane A. Kanter of Dechert LLP (“Dechert”) on October 17, 2012) regarding Registrant’s registration statement and proxy solicitation materials on Form N-14 (“Proxy Statement/Prospectus”), on behalf of Munder International Equity Fund (“International Equity Fund”) and Munder International Fund-Core Equity (“Core Equity Fund”) (each a “Fund” and, collectively, the “Funds”), with respect to the reorganization (“Reorganization”) of those two Funds.

SEC Staff Comment:  The Securities and Exchange Commission (“SEC”) staff noted that the SEC staff believes that Registrant’s powers of attorney granted by members of Registrant’s Board of Trustees (“Board”) to certain executive officers of Registrant, which are incorporated by reference into the Proxy Statement/Prospectus, do not satisfy the technical requirements of Rule 483(b) under Securities Act of 1933, as amended (“1933 Act”).  The SEC staff stated that it believes that Rule 483(b) requires any new registration statement for a security filed with the SEC (e.g., the Proxy Statement/Prospectus), as opposed to an amendment to a registration statement, to be accompanied by powers of attorney specifically granting signatory authority with respect to such registration statement if any name is signed pursuant to a power of attorney.  The SEC staff stated that this view is based on the portion of Rule 483(b) that states that “[a] power of attorney that is filed with the Commission shall relate to a specific filing, an amendment thereto, or a related registration statement that is to be effective upon filing pursuant to Rule 462(b) . . . under the Act.” (emphasis added)  The SEC staff requested that Registrant either (i) file new powers of attorney for each of Registrant’s Trustees as an amendment to the Proxy Statement/Prospectus prior to the mailing of the Proxy Statement/Prospectus to shareholders or (ii) provide a written explanation as to why such filing is not necessary.

Response:  Section 6(a) of the 1933 Act requires any registration statement filed with the SEC to be signed by a majority of a registrant’s board of directors or trustees.  Rule 483(b) under the 1933 Act requires that “[i]f any name is signed to the registration statement pursuant to a power of attorney, copies of such powers of attorney shall be filed as an exhibit to the registration statement.”

In addition, as noted by the SEC staff, Rule 483(b) states that “[a] power of attorney . . . shall relate to a specific filing, an amendment thereto, or a related registration statement that is to be effective upon filing pursuant to Rule 462(b) . . . under the Act.”  However, because the Proxy Statement/Prospectus does not become effective upon filing pursuant to Rule 462(b) or any other rule, this portion of Rule 483(b) is not applicable to Registrant’s Form N-14 filing.

In accordance with Rule 483, Registrant has incorporated powers of attorney from its Board members (“Powers of Attorney”) as Exhibit 16 in Part C of the Proxy Statement/Prospectus by reference to: (i) Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-1A filed with the Commission on April 10, 2003; (ii) Post-Effective Amendment No. 7 to Registrant’s Registration Statement on Form N-1A filed with the Commission on October 28, 2004; and (iii) Post-Effective Amendment No. 9 to Registrant’s Registration Statement on Form N-1A filed with the Commission on April 29, 2005.

Each of the Powers of Attorney grants certain executive officers of Registrant (e.g., including Stephen J. Shenkenberg, Vice President and Secretary of Registrant, who executed the Proxy Statement/Prospectus on behalf of the Registrant’s Trustees) very broad authority to execute “any and all registrant statements, exemptive applications, no-action letter requests, proxy statements, and other regulatory filings made applicable to the Trust, and any amendments, exhibits or supplements thereto, and file the same, with all other documents in connection herewith, with the Securities and Exchange Commission . . . .”  The Registrant believes that the broad signatory authority granted to the named executive officers of Registrant under each of the Powers of Attorney provides actual signatory authority to such executive officers to execute, among other things, both: (i) new registration statements of Registrant for securities issued by Registrant, such as the Proxy Statement/Prospectus; and (ii) amendments to Registrant’s previously-filed registration statements.

The instruction to Part C of Form N-14 provides that, “[s]ubject to the rules on incorporation by reference, the exhibits shall be filed as part of the registration statement.”  The instruction further provides that “[e]xibits incorporated by reference may bear the designation given in a previous filing” and that any incorporation by reference “shall be made in the list of exhibits required” under Part C of Form N-14.  In addition, General Instruction G to Form N-14 provides that “the registrant may, at its discretion, incorporate any or all of the Statement of Additional Information into the prospectus being delivered to investors, without delivering the Statement with the prospectus,” but does not reference the information required under Part C of Form N-14.

Rule 411(c) under the 1933 Act, the general rule regarding incorporation by reference of exhibits to a registration statement filed under the 1933 Act, provides that “[a]ny document or part thereof filed with the Commission pursuant to any Act administered by the Commission may, subject to the limitations of Rule 10(f) of Regulation S-B and Rule 10(d) of Regulation S-K, be incorporated by reference as an exhibit to any registration statement.”  The limitations of Rule 10(f) of Regulation S-B and Rule 10(d) of Regulation S-K, referenced in Rule 411(c), do not apply to Registrant.  Furthermore, the SEC staff has not provided any guidance or pronouncements indicating that registrants may not rely on Rule 411(c) with regard to the powers of attorney relating to registration statements filed on Form N-14.

In light of the instructions to Form N-14 and the provisions of Rule 411(c), Registrant believes that incorporating the Powers of Attorney as an exhibit to the Proxy Statement/Prospectus by reference to prior registration statements of Registrant filed with the SEC is appropriate and satisfies the requirements of Form N-14.  As a result, Registrant believes that the Powers of Attorney (i) have been properly incorporated by reference into the Proxy Statement/Prospectus and (ii) satisfy the requirements under Rule 483(b).  Registrant also notes that it would be impracticable to collect new powers of attorney from each of Registrant’s Trustees prior to the expected mailing date for this Proxy Statement/Prospectus as there is no scheduled meeting of the Registrant’s Trustees before the expected mailing date.

In light of the foregoing, the Registrant respectfully declines to file new powers of attorney for each of Registrant’s Board members as an amendment to the Proxy Statement/Prospectus prior to the mailing of the Proxy Statement/Prospectus to shareholders.

Nonetheless, Registrant will take into account the SEC staff’s position expressed in the comment above when making future Form N-14 filings.

If you have any further comments or questions, please contact me at (202) 261-3302 or Philip T. Hinkle at (202) 261-3460.

Sincerely,

/s/ Jane A. Kanter

Jane A. Kanter

cc:	Amy Eisenbeis
Francine S. Hayes